Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to 14a-6 under the Securities Exchange Act of 1934, as amended
Filing Person: Corporate Property Associates 14 Incorporated
Subject Company: Corporate Property Associates 14 Incorporated
Registration No. 333-171538
March 30, 2011
Dear Financial Advisor,
     You should have recently received a copy of the joint proxy statement/prospectus and associated materials regarding the proposed merger of Corporate Property Associates 14 Incorporated (“CPA®:14”) with Corporate Property Associates 16 — Global Incorporated (“CPA®:16 — Global”). We encourage you to read carefully the entire joint proxy statement/prospectus and brochure as they contain important information regarding the merger and the other proposals being submitted for shareholder approval. You may also download all of the merger-related materials from CPA®:14’s website, www.cpa14.com.
     Enclosed please find revised tax information for CPA®:14 stockholders who elect to receive cash instead of shares of CPA®:16 — Global common stock in exchange for their CPA®:14 shares. For your convenience, you can access a tax basis tool on CPA®:14’s website which may assist you in determining the total estimated adjusted basis and capital gains. Historical tax information through year-end 2010 for CPA®:14 stockholders who purchased shares during CPA®:14’s public offering and continue to hold the shares in the original registration was provided in the initial merger package with the merger-related materials. For a duplicate copy of this report or for historical tax information related to your other clients, pleased contact Investor Relations at 1-800-WP CAREY.
     As a reminder, please encourage your clients to vote at their earliest convenience. We expect that Computershare Fund Services, the solicitation agent for the merger, will begin soliciting votes on April 4 in an effort to reach quorum for the special meeting of stockholders. If your clients have not voted by April 4, Computershare Fund Services may contact your clients to solicit their vote.
     We thank you again for your continued confidence and support.
     With best regards,

Wm. Polk Carey Chairman of the Board	Trevor P. Bond Chief Executive Officer
Additional Information About The Proposed Merger
CPA®:14 stockholders, CPA®:16 — Global stockholders and other investors are urged to read the joint proxy statement/prospectus and other materials which were filed by CPA®:14 and CPA®:16 — Global with the U.S. Securities and Exchange Commission (the “SEC”). These documents contain important information, which should be read carefully before any decision is made with respect to the proposed merger. As these documents are filed with the SEC, they become available for free at the SEC’s website (www.sec.gov). These documents will also be available for free by accessing CPA®:16 — Global’s website (www.cpa16global.com) or by accessing CPA®:14’s website (www.cpa14.com). CPA®:16 — Global, CPA®:14 and certain of their executive officers and members of management may be deemed to be participants in the solicitation of stockholders in connection with the proposed merger. Investors may obtain information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger, including any interest they have in the proposed merger, by reading the joint proxy statement/prospectus filed with the SEC.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.